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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                SCHEDULE 14D-9/A

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                        American Freightways Corporation
                           (Name of Subject Company)

                        American Freightways Corporation
                      (Names of Persons Filing Statement)

                          Common Stock Par Value $.01
                         (Title of Class of Securities)

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                                   02629V108
                     (CUSIP Number of Class of Securities)

                                  Frank Conner
                        American Freightways Corporation
                               2200 Forward Drive
                               Harrison, AR 72601
                                  870-741-9000

     (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                   Copies to:
                              Jeffrey J. Gearhart
                               Goodloe M. Partee
                                Holly L. Larkin
                                 Kutak Rock LLP
                            425 West Capitol Avenue
                                   Suite 1100
                             Little Rock, AR 72201
                                  501-975-3000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                       AMENDMENT NO. 1 TO SCHEDULE 14D-9

   This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission on November 20, 2000 (the "Schedule 14D-9") relating to an offer by FedEx Corporation, a Delaware corporation ("Parent"), and FDX, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Parent, to purchase up to 50.1% of the outstanding shares of common stock, par value $.01 per share, and associated rights (the "Shares"), of American Freightways Corporation, an Arkansas corporation ("Company"), at $28.13 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-9.

   Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

   Item 8. Additional Information.

   Item 8 of the Schedule 14D-9 is herby amended and supplemented as follows:

    1. The subsection entitled "Antitrust" is hereby amended and supplemented with the following information:

   "The waiting period under the HSR Act applicable to the Offer expired on November 29, 2000."

   2. The following subsection is added to the end thereof:

   "Legal Proceedings. On November 15, 2000 a purported class action was filed in the Chancery Court of Boone County, Arkansas, naming as defendants the Company and the members of the Company's Board of Directors. Plaintiff alleges, among other things, that the defendants have breached their fiduciary duties to the shareholders of the Company and requests certification as a class. The complaint seeks various forms of relief, including an injunction to preclude closing of the transaction. The Company and FedEx believe the allegations are without merit, and the Company intends to defend the action vigorously. Actions like these are often filed in connection with business combination transactions, and it is possible that there will be other, similar actions brought by other plaintiffs and that FedEx and Purchaser could also be named as defendants in any such actions. In any event, the Company, FedEx and Purchaser intend to defend all such actions vigorously."

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          American Freightways Corporation

                                               /S/ F. S. (Sheridan) Garrison
                                          By: _________________________________
                                                F. S. (Sheridan) Garrison
                                                        Chairman

Dated: November 30, 2000

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                                 Exhibit Index

 Exhibit
   No.                                 Description
 -------                               -----------
 (a)(1)  Offer to Purchase, dated November 20, 2000 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Purchaser on November
         20, 2000).
 (a)(2)  Form of Letter of Transmittal (incorporated by reference to Exhibit
         (a)(2) to the Schedule TO filed by Purchaser on November 20, 2000).
 (a)(3)  Letter to holders of American Freightways Corporation common stock, dated November 20, 2000 (included with Schedule 14D-9 mailed to shareholders).*
 (a)(4)  Fairness Opinion of Credit Suisse First Boston Corporation, dated
         November 12, 2000 (included as Annex II).*
 (a)(5)  Joint Press Release of American Freightways Corporation and FedEx
         Corporation, dated November 13, 2000 (incorporated by reference to
         Exhibit (a)(99) to the Company's Form 10-Q for the period ended
         September 30, 2000, filed by the Company on November 14, 2000).
 (e)(1)  Agreement and Plan of Merger, dated as of November 12, 2000, among FDX
         Inc., FedEx Corporation (incorporated by reference to Exhibit (a)(2)
         to the Company's Form 10-Q for the period ended September 30, 2000, filed by the Company on November 14, 2000).
 (e)(2)  Irrevocable Proxy and Voting Agreement, dated as of November 12, 2000, among FDX Inc., FedEx Corporation and certain shareholders of American
         Freightways Corporation.*
 (e)(3)  Form of Employment Agreement.*
 (e)(4)  First Amendment to the First Amended and Restated Rights Agreement,
         dated November 12, 2000, among American Freightways Corporation and
         EquiServe Trust Company, N.A.*
 (e)(5)  Information Statement of the Company (included as Annex I).*

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*Filed with the Schedule 14D-9 on November 20, 2000.

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